

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via Facsimile</u>
Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

      RE: **Infrared Systems International**
              Form 10-K for the fiscal year ended September 30, 2010
              Filed January 13, 2011
              Form 10-Q for the period ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for the period ended March 31, 2011
              Filed May 12, 2011
              Form 8-K filed April 16, 2010
              Form 8-K filed April 21, 2010
              File No. 333-147367

Dear Mr. Wright:

      We have reviewed your response filed June 17, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.   We note your responses to our prior comments 1, 2 and 3 and we await further
        amendment to the Form 8-K dated April 21, 2010, that was amended February 15,
        2011, to address our comments 3, 4, 6 and 7 of our letter dated March 10, 2011
        and comment 2 of our letter dated May 20, 2011.

Form 10-K for the year ended September 30, 2010

2.   We note your responses to prior comments 4, 5, 6, 8, 9, 10, 14, 15, 16, 17, 18, 19
        20, 21 and 23 and await the amendments to your various filings, including this
        Form 10-K for the year ended September 30, 2010, as well as the other
        information requested in our comments. For each instance where you are
        restating your financial statements to correct an error in your accounting, please
        clearly describe the error and the correct accounting you have applied and provide
        all the disclosures required by FASB ASC 250-10-45-22 through 24 (formerly
        paragraphs 25 and 26 of SFAS 154).

Financial Statements, page 17

Note 1. Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 22

3.   We note your response to our prior comment 7. In the requested amendment to
        your Form 10-K, please revise this note to clearly describe the services provided
        by Focus Systems, the terms or arrangements under which you provide these
        services to customers – e.g., annual contracts, month-to-month, data usage, etc.,
        and disclose how your policy for recognizing the revenues from these
        arrangements is consistent with SAB 104.

Form 10-Q for the period ended December 31, 2010

Financial Statements, page 3

Note 5. AquaLiv Acquisition, page 6

4.   In the requested amendment to this filing, consistent with your response to prior
        comment 12, please revise this note to clearly describe your reasons for
        consolidating AquaLiv – i.e., that pursuant to the guidance in FASB ASC 810-10-
        25-38 (previously FIN 46R) you concluded that AquaLiv was a Variable Interest

Entity, that you are the primary beneficiary with a controlling financial interest in AquaLiv, and you were required to consolidate the entity.

5. In addition, revise the filing to correctly reflect the noncontrolling interest, i.e., the remaining 50% of AquaLiv that is owned by Craig Hoffman, in your financial statements pursuant to the guidance in FASB ASC 810-10-50-1 and 50-1A (previously paragraph 38 of SFAS 160).

Form 10-Q for the Period Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

6. We see your response to our prior comment 22 indicates that you acquired liabilities as part of your acquisition of Focus Systems. This appears to contradict your prior responses and the disclosures included your Forms 10-K and 10-Q. Tell us where you recorded these liabilities on your balance sheet. Explain to us why Note 5 to the financial statements included in your Form 10-K for the year ended September 30, 2010 does not also indicate that you acquired liabilities as part of your acquisition of Focus Systems. Otherwise, please correct the disclosure in this section of your planned amendment to this filing to indicate that no liabilities were acquired in that transaction.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3671 with any questions regarding these comments.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant